Exhibit 22

Subsidiary Issuer of Guaranteed Securities

Thermo Fisher Scientific Inc. (the “Registrant”) is the guarantor of the senior secured registered notes listed below issued by Thermo Fisher Scientific (Finance I) B.V., a wholly-owned finance subsidiary of the Registrant.

Thermo Fisher Scientific (Finance I) B.V.
0.800% Senior Notes due 2030
1.125% Senior Notes due 2033
1.625% Senior Notes due 2041
2.000% Senior Notes due 2051
0.000% Senior Notes due 2025